UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.    GENERAL IDENTIFYING INFORMATION

      1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

            [X]   MERGER

            [ ]   LIQUIDATION

            [ ]   ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24, and 25 of this form and complete verification at the end of the form.)

            [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

      2.    Name of fund:

            The Provident Riverfront Funds

      3.    Securities and Exchange Commission File No.:

            811-06082

      4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

            [X]   Initial Application                   [ ]   Amendment

      5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            The Provident Riverfront Funds
            5800 Corporate Drive
            Pittsburgh, Pennsylvania 15237-7010

      6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Charles H. Hire, Esq.              or   Amy M. Shepherd, Esq.
            Baker & Hostetler LLP                   Baker & Hostetler LLP
            65 East State Street, Suite 2100        65 East State Street, Suite 2100
            Columbus, Ohio 43215                    Columbus, Ohio 43215
            614-462-4729                            614-462-4712


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      7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  PFPC Inc.
                  760 Moore Road
                  King of Prussia, PA 19406
                  610-382-8667

            Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

      8.    Classification of fund (check only one):

            [X]   Management company;

            [ ]   Unit investment trust; or

            [ ]   Face-amount certificate company.

      9. Subclassification if the fund is a management company (check only one):

            [X]   Open-end         [ ]   Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Ohio

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Allegiant Asset Management Company (formerly known as National City Investment Management Company)
            200 Public Square, 5th Floor
            Cleveland, Ohio 44114

            Provident Investment Advisors, Inc.
            1 East Fourth Street
            Cincinnati, Ohio 45202

            The Provident Bank
            1 East Fourth Street
            Cincinnati, Ohio 45202

      12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Edgewood Services, Inc.
            5800 Corporate Drive
            Pittsburgh, Pennsylvania 15237-7002


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      13.   If the fund is a unit investment trust ("UIT") provide:

            (a)   Depositor's name(s) and address(es):

                  Not applicable

            (b)   Trustee's name(s) and address(es):

                  Not applicable

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ]   Yes              [X]   No

      15.   (a)   Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]   Yes                 [ ]   No

                  If Yes, state the date on which the board vote took place:

                  June 23, 2004

                  If No, explain:

                  Not applicable

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]   Yes                 [ ]   No

                  If Yes, state the date on which the shareholder vote took place:

                  October 7, 2004

                  If No, explain:

                  Not applicable

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes              [ ]   No

            (a) If Yes, list the date(s) on which the fund made those distributions:

                  October 12, 2004

            (b)   Were the distributions made on the basis of net assets?

                  [X]   Yes                 [ ]   No


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            (c)   Were the distributions made PRO RATA based on share ownership?

                  [X]   Yes                 [ ]   No

            (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not applicable

            (e)   LIQUIDATIONS ONLY:

                  Were any distributions to shareholders made in kind?

                  [ ]   Yes                 [ ]   No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  Not applicable

      17.   CLOSED-END FUNDS ONLY:

            Has the fund issued senior securities?

            [ ]   Yes              [ ]   No

            If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

            Not applicable

      18. Has the fund distributed ALL of its assets to the fund's shareholders?

            [X]   Yes              [ ]   No

            If No,

            (a) How many shareholders does the fund have as of the date this form is filed?

            Not applicable

            (b) Describe the relationship of each remaining shareholder to the fund:

            Not applicable

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]   Yes              [X]   No

            If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

            Not applicable


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III.  ASSETS AND LIABILITIES

      20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [ ]   Yes              [X]   No

            If Yes,

            (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  Not applicable

            (b)   Why has the fund retained the remaining assets?

                  Not applicable

            (c)   Will the remaining assets be invested in securities?

                  [ ]   Yes                 [ ]   No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]   Yes              [X]   No

            If Yes,

            (a)   Describe the type and amount of each debt or other liability:

                  Not applicable

            (b) How does the fund intend to pay those outstanding debts or other liabilities?

                  Not applicable

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.   (a)   List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)   Legal expenses:

                        $137,807.37

                  (ii)  Accounting expenses:

                        Accounting, Audit and Administrative Expenses    $85,200

                  (iii) Other expenses (list and identify separately):

                        Edgarization                                $ 34,262.00
                        State Deregistration                        $  2,811.95
                        Proxy Solicitation Expenses                 $ 98,401.12
                        Proxy Printing Expenses                     $ 58,737.31
                        Transfer Agent Expenses                     $109,211.24


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                  (iv)  Total expenses (sum of lines (i)-(iii) above):

                        $526,430.99

            (b)   How were those expenses allocated?

                  See below.

            (c)   Who paid those expenses?

                  The expenses associated with the merger were borne equally by the acquiring Allegiant Funds (formerly known as Armada Funds) and Allegiant Asset Management Company (formerly known as National City Investment Management Company), the Funds' investment adviser. Expenses allocated to the acquiring Allegiant Funds were allocated proportionate to net assets of each acquiring Fund as of October 10, 2004.

            (d)   How did the fund pay for unamortized expenses (if any)?

                  Not Applicable.

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ]   Yes              [X]   No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

            Not applicable

V.    CONCLUSION OF FUND BUSINESS

      24.   Is the fund a party to any litigation or administrative proceeding?

            [ ]   Yes              [X]   No

            If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

            Not applicable

      25. Is the fund now engaged, or intended to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]   Yes              [X]   No

            If Yes, describe the nature and extent of those activities:

            Not applicable

IV.   MERGERS ONLY

      26.   (a)   State the name of the fund surviving the Merger:

                  Allegiant Funds (formerly known as Armada Funds)


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            (b)   State the Investment Company Act file number of the fund
                  surviving the Merger:

                  811-04416

            (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Armada Funds' Registration Statement on Form N-14 filed August 31, 2004 (Commission file number 333-117172)

            (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not applicable.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Provident Riverfront Funds, (ii) he is the Secretary of The Provident Riverfront Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                        /s/ Timothy S. Johnson
                                        -----------------------------
                                        Timothy S. Johnson, Secretary


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